EXHIBIT 7.21
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                                 JAMES R. CRANE



April 5, 2007


Gregg Weigel
15350 Vickery Drive
Houston, Texas  77032

Dear Gregg:

As you are aware, Talon Holdings LLC ("Parent") is party to a merger agreement with EGL, Inc. (the "Merger Agreement"). In certain circumstances provided in the Merger Agreement, the Termination Fee (as defined in the Merger Agreement) may be paid to Parent. This letter is to document my agreement to form a partnership or limited liability company with you as a member pursuant to which you will be entitled to receive 12% of the amount of the Remaining Termination Fee Amount (as defined below) if the Termination Fee is received by Parent. The "Remaining Termination Fee Amount" means the portion of the Termination Fee that is actually distributed to me or to this partnership or limited liability company that will be formed, after deduction of any amount thereof that is used for reimbursement or payment of expenses or costs of Parent or any of its owners or affiliates.

This agreement is in consideration of your agreement to invest 50% of your merger proceeds in Parent and your continued employment by EGL at all times through the payment of the Termination Fee, if any. Your right to any such payment will apply regardless of whether you have the opportunity to (and regardless of whether you elect to) continue employment with any successful bidder for EGL.

Yours truly,

/s/ James R. Crane

James R. Crane